Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-258194

October 24, 2022

Marsh & McLennan Companies, Inc.

$500,000,000 5.750% Senior Notes due 2032

$500,000,000 6.250% Senior Notes due 2052

Terms Applicable to the Notes

Issuer:	Marsh & McLennan Companies, Inc.

Offering Format:	SEC-Registered

Trade Date:	October 24, 2022

Settlement Date*:	October 31, 2022 (T+5)

Expected Ratings / Outlook (Moody’s / S&P)**:	Baa1 (Positive) / A- (Stable)

Net Proceeds to Issuer (before offering expenses):	$983,900,000

Use of Proceeds:	The net proceeds of this offering will be used for general corporate purposes, which may include the repayment or redemption of the $350,000,000 outstanding aggregate principal amount of the Company’s 3.300% Senior Notes due March 14, 2023.

Terms Applicable to the 2032 Notes

Securities:	5.750% Senior Notes due 2032

Maturity Date:	November 1, 2032

Principal Amount:	$500,000,000

Price to Public:	99.295% of Principal Amount, plus accrued interest, if any, from October 31, 2022

Benchmark Treasury:	2.750% due August 15, 2032

Benchmark Treasury Price and Yield:	88-03+; 4.244%

Spread to Benchmark Treasury:	+ 160 basis points

Re-Offer Yield:	5.844%

Coupon:	5.750%

Interest Payment Dates:	Semi-annually on May 1 and November 1 of each year, commencing on May 1, 2023

Optional Redemption – Make-Whole Call:	The greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest on the 2032 Notes discounted to the redemption date (assuming the 2032 Notes matured on the Par Call date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 2032 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

Optional Redemption – Par Call:	On or after August 1, 2032, three months prior to the Maturity Date

CUSIP / ISIN:	571748BR2 / US571748BR21

Joint Book-Running Managers:	Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Goldman Sachs & Co. LLC Barclays Capital Inc. PNC Capital Markets LLC

Co-Managers:	HSBC Securities (USA) Inc. Mischler Financial Group, Inc. RBC Capital Markets, LLC Standard Chartered Bank U.S. Bancorp Investments, Inc.

Terms Applicable to the 2052 Notes

Securities:	6.250% Senior Notes due 2052

Maturity Date:	November 1, 2052

Principal Amount:	$500,000,000

Price to Public:	99.010% of Principal Amount, plus accrued interest, if any, from October 31, 2022

Benchmark Treasury:	2.875% due May 15, 2052

Benchmark Treasury Price and Yield:	74-19; 4.424%

Spread to Benchmark Treasury:	+ 190 basis points

Re-Offer Yield:	6.324%

Coupon:	6.250%

Interest Payment Dates:	Semi-annually on May 1 and November 1 of each year, commencing on May 1, 2023

Optional Redemption – Make-Whole Call:	The greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest on the 2052 Notes discounted to the redemption date (assuming the 2052 Notes matured on the Par Call date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 2052 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

Optional Redemption – Par Call:	On or after May 1, 2052, six months prior to the Maturity Date

CUSIP / ISIN:	571748BS0 / US571748BS04

Joint Book-Running Managers:	Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC BofA Securities, Inc. Citigroup Global Markets Inc.

Co-Managers:	HSBC Securities (USA) Inc. Morgan Stanley & Co. LLC Scotia Capital (USA) Inc. Siebert Williams Shank & Co., LLC TD Securities (USA) LLC

*

Note: Under Rule 15c6-1 under the Securities Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes during such period should consult their advisors.

**

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The issuer has filed a registration statement, including a prospectus and a related preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Joint Book-Running Managers will arrange to send you the prospectus and prospectus supplement if you request it by contacting: (i) Deutsche Bank Securities Inc. at 1-800-503-4611, (ii) J.P. Morgan Securities LLC, collect at 1-212-834-4533, (iii) Goldman Sachs & Co. LLC at 1-866-471-2526, or (iv) Wells Fargo Securities, LLC, toll-free at 1-800-645-3751.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.